Exhibit 12.1

Global Brass and Copper Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
(in thousands)
Earnings
Income (loss) before provision for income taxes and equity income	$17,191	$21,971	$31,085	$85,837	$67,291	$12,455	$(118,026)
Add:
Fixed charges	10,151	10,045	40,918	41,756	26,245	19,455	21,154
Amortization of capitalized interest	9	9	36	—	—	—	—
Distributions from equity investment	—	500	1,000	500	566	2,028	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	557	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	124	68	466	223	565	132	30

Total Earnings	$27,227	$32,457	$72,573	$127,313	$93,537	$33,806	$(96,902)

Fixed Charges
Interest expense	$9,875	$9,749	$39,727	$40,010	$25,076	$18,136	$20,045
Capitalized interest	—	—	—	557	—	—	—
Estimated interest in rent expense (a)	276	296	1,191	1,189	1,169	1,319	1,109

Total Fixed Charges	$10,151	$10,045	$40,918	$41,756	$26,245	$19,455	$21,154

Ratio of Earnings to Fixed Charges (b)	2.7	3.2	1.8	3.0	3.6	1.7	—

(a)	Interest portion of rental expense is estimated to equal 33% of such expense, which is considered a reasonable approximation of the interest factor.
(b)	Earnings were insufficient to cover fixed charges by $118,056 for the year ended December 31, 2008. Accordingly, the ratio of earnings to fixed charges was less than 1:1.